SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 001-12079


                           NOTIFICATION OF LATE FILING


      (Check One): [_] Form 10-K [X] Form 11-K [_] Form 20-F [_] Form 10-Q
                                 [_] Form N-SAR

          For Period Ended: December 31, 2002

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant

Calpine Corporation

Former name if applicable

Not Applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)

50 West San Fernando Street

--------------------------------------------------------------------------------

City, state and zip code

San Jose, CA  95113


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [_]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 10, 2003, Deloitte & Touche LLP ("Deloitte") and Calpine Corporation (the "Company") ceased their client auditor relationship. The Company's Audit Committee and its Board of Directors determined to no longer utilize the audit services of Deloitte and approved the appointment of PricewaterhouseCoopers LLC to serve as the Company's independent public accountants for the fiscal year ended December 31, 2003. See Form 8-K filed on April 17, 2003, with the United States Securities and Exchange Commission (Exhibit A) attached below. As a result of the transition of auditors, the Company is in the process of completing its Form 11-K for the fiscal year ended December 31, 2003.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Charles B. Clark, Jr.   (408)  995-5115
     ---------------------------------------------------------------------------
                       (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [_] Yes  [X] No

     The Company has yet to file its report on Form 10-Q for the quarter ended March 31, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Calpine Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date June 30, 2003                 By /s/ Charles B. Clark, Jr.
    -------------------            ---------------------------------------------
                                      Charles B. Clark, Jr.
                                      Senior Vice President and Controller
                                      Chief Accounting Officer

                                   EXHIBIT A


SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-K

                                 CURRENT REPORT

                       Pursuant to Section 13 or 15(d) of

                       the Securities Exchange Act of 1934


        Date of Report (Date of earliest event reported): April 10, 2003


                               CALPINE CORPORATION

                            (A Delaware Corporation)

                        Commission File Number: 001-12079

                  I.R.S. Employer Identification No. 77-0212977


                           50 West San Fernando Street

                           San Jose, California 95113

                            Telephone: (408) 995-5115

ITEM 4.  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On April 10, 2003, Deloitte & Touche LLP ("Deloitte") and Calpine Corporation (the "Company") ceased their client auditor relationship. On that date, the following events occurred:

     (1) Deloitte notified the Chairman of the Audit Committee that Deloitte resigned its audit relationship with the Company. Attached as Exhibit
          16.1 is a copy of Deloitte's letter dated April 10, 2003, to the Chairman of the Audit Committee.

     (2) The Company's Audit Committee (the "Audit Committee") and its Board of Directors determined to no longer utilize the audit services of Deloitte and approved the appointment of PricewaterhouseCoopers LLC ("PricewaterhouseCoopers") to serve as the Company's independent public accountants for the fiscal year ended December 31, 2003. Attached as Exhibit 16.2 is a copy of the Chairman of the Audit Committee's letter dated April 10, 2003, to Deloitte.

     Deloitte has not included, in any report on the Company's financial statements, an adverse opinion or a disclaimer of opinion, or a qualification or modification as to uncertainty, audit scope, or accounting principles with respect to the Company's financial statements.

     During the most recent fiscal year of the Company ended December 31, 2002, and the subsequent interim period through April 10, 2003, (i) other than described in the paragraph immediately following this paragraph, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Deloitte's satisfaction, would have  caused  Deloitte  to make  reference  to the  subject  matter of the disagreement in connection with its reports of the Company's financial statements, and (ii) there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

     We had a disagreement with Deloitte, which was satisfactorily resolved, related to the interpretation of certain provisions of power sales agreements associated with two power plants for which the Company had utilized sale-leaseback transactions. The Company had previously accounted for these sale-leaseback transactions as qualifying for operating lease accounting treatment. Deloitte concluded that the provisions of the power sales agreements precluded operating lease accounting treatment. The Audit Committee of the Company's Board of Directors discussed the subject matter of the disagreement with Deloitte. The Company recorded adjustments related to these matters in the 2000 and 2001 consolidated financial statements and adjusted the previously announced unaudited financial statements for 2002.

     The Company has  authorized  Deloitte to respond  fully to the inquiries of
PricewaterhouseCoopers   concerning   the  subject   matter  of  the   foregoing
disagreement.

     The Company provided Deloitte with a copy of the foregoing disclosures. Attached as Exhibit 16.3 is a copy of Deloitte's letter, dated April 17, 2003, stating whether it agrees with such statements.

     During the Company's two most recent fiscal years, and the subsequent interim period through April 10, 2003, neither the Company nor anyone on the Company's behalf consulted PricewaterhouseCoopers regarding the application of accounting principles to a specified transaction, either completed or proposed, regarding the type of audit opinion that might be rendered on the Company's financial statements or regarding "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, including the disagreements noted herein) or any "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

     The Company provided PricewaterhouseCoopers with a copy of the foregoing disclosures.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Exhibits.

          16.1 Letter, dated April 10, 2003, of Deloitte & Touche LLP
          16.2 Letter, dated April 10, 2003, of the Chairman of the Audit Committee
          16.3 Letter, dated April 17, 2003, of Deloitte & Touche LLP


SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                               CALPINE CORPORATION


                          By: /s/ Charles B. Clark, Jr.
                              -------------------------
                              Charles B. Clark, Jr.
                      Senior Vice President and Controller
                            Chief Accounting Officer

Date:  April 17, 2003

EXHIBIT 16.1

April 10, 2003


Via Fax# 707-968-0898

Mr. John O. Wilson
Chairman of the Audit Committee
Calpine Corporation
50 West San Fernando Street
San Jose, California 95113

Dear Mr. Wilson:

As we discussed earlier this afternoon, Deloitte & Touche LLP hereby resigns its audit relationship with Calpine Corporation. Accordingly, the client-auditor relationship has ceased.

Yours truly,

/s/  Deloitte & Touche LLP
--------------------------
Deloitte & Touche LLP

cc:      Mr. Peter Cartwright, Chief Executive Officer
           (Fax# 408-294-1740)

         Office of the Chief Accountant
           SECPS Letter File
           Securities and Exchange Commission
           Mail Stop 11-3
           450 5th Street, N.W.
           Washington, D.C.  20549

EXHIBIT 16.2

                                 AUDIT COMMITTEE
                             OF CALPINE CORPORATION
                           50 West San Fernando Street
                               San Jose, CA 95113


April 10, 2003

VIA FACSIMILE (415) 783-9703/(415) 783-9015
-------------------------------------------
Mr. Mark Edmunds
Mr. Greg Seelagy
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

Dear Mark and Greg:

On behalf of the Audit Committee of Calpine Corporation (the "Committee"), this letter is to advise you on the status of our evaluation of the Committee's selection for the independent auditor for Calpine Corporation (the "Company") for 2003.

After evaluating the surveyed resources of various accounting organizations as is required under Sarbanes-Oxley and a thorough discussion at our meeting earlier this afternoon, the Committee has decided to no longer utilize the audit services of Deloitte & Touche LLP.

The Committee would like to thank you for your services over the past year and believes it is important to note that this decision was not based upon Deloitte's positions on financial reporting, accounting principles or auditing matters.


Very truly yours,

Audit Committee
of Calpine Corporation

/s/  John O. Wilson
-------------------
John O. Wilson, Chairman

EXHIBIT 16.3

April 17, 2003


Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of Calpine Corporation's Form 8-K dated April 17, 2003, and have the following comments:

1. We agree with the following:

     -  Paragraph 1, sentence 1
     -  Paragraph 1, sentence 2, item (1)
     -  Paragraph 1, sentence 2, item (2), sentence 2
     -  Paragraphs 2, 3, 4, 5 and 6.

2. We have no basis on which to agree or disagree with the statements made in:

     -  Paragraph 1, sentence 2, item (2), sentence 1
     -  Paragraphs 7 and 8.

Yours truly,

/s/  Deloitte & Touche LLP
--------------------------
Deloitte & Touche LLP